UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

GulfMark Offshore, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

402629 20 8
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,113,155
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,113,155
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,113,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 5,113,155
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 5,113,155
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,133,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14	TYPE OF REPORTING PERSON HC

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Raging Capital Management, LLC, a Delaware limited liability company (“Raging Capital”), and William C. Martin.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Raging Capital is the Investment Manager of Raging Capital Offshore Fund, Ltd., a Cayman Islands exempted company (“Raging Capital Offshore Fund”), and Raging Capital Fund (QP), LP, a Delaware limited partnership (“Raging Capital Fund QP” and together with Raging Capital Offshore Fund, the “Raging Funds”), in whose names the Shares are held.  William C. Martin is the Chairman, Chief Investment Officer and Managing Member of Raging Capital.  The Raging Funds have delegated to Raging Capital sole investment authority with respect to the securities held by the Raging Funds pursuant to an Investment Management Agreement, dated November 9, 2012 (the “IMA”).  The IMA may be terminated by any party thereto effective at the close of business on the last day of any fiscal quarter by giving the other party not less than sixty-one days’ written notice.  As a result, each of Raging Capital and William C. Martin may be deemed to beneficially own the Shares held by the Raging Funds.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers of Raging Capital.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The address of the principal office of each of the Reporting Persons is Ten Princeton Avenue, P.O. Box 228, Rocky Hill, New Jersey 08553.

(c)           The principal business of Raging Capital is serving as the Investment Manager of the Raging Funds and other affiliated entities.  The principal occupation of William C. Martin is serving as the Chairman, Chief Investment Officer and Managing Member of Raging Capital.  Mr. Martin is also a director of the Issuer.

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Raging Capital is organized under the laws of the State of Delaware.  William C. Martin is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,582,849 Shares held directly by Raging Capital Offshore Fund is approximately $20,487,883, including brokerage commissions.  Such Shares were acquired with the working capital of Raging Capital Offshore Fund.

The aggregate purchase price of the 3,530,306 Shares held directly by Raging Capital Fund QP is approximately $47,855,141, including brokerage commissions.  Such Shares were acquired with the working capital of Raging Capital Fund QP.

The Raging Funds effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

The aggregate purchase price of the 20,000 Shares owned directly by William C. Martin is approximately $96,882, including brokerage commissions.  Such Shares were acquired with Mr. Martin’s personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 23, 2016, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with MFP Partners, L.P. (“MFP”) and Franklin Mutual Advisers, LLC (“Franklin” and collectively with MFP, the “Investors”), to issue and sell in a private placement (the “Private Placement”) 50,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), for a cash purchase price of $1,000 per share of Series A Preferred Stock (“Series A Preferred Shares”), or $50,000,000 in the aggregate. The closing of the Private Placement (the “Closing” and the date of the Closing, the “Closing Date”) is expected by the Issuer to occur, subject to the satisfaction of the conditions set forth in the Purchase Agreement, in December 2016.  In connection with this transaction and the other transactions described herein, the Issuer will seek stockholder approval of (i) the increase in the total number of authorized shares of Class A Common Stock of the Issuer (“Class A Common Stock”, and such shares “Class A Common Shares”) to 120,000,000 (the “Capitalization Proposal”), and (ii) the issuance of all Class A Common Shares issuable upon conversion of the Series A Preferred Shares (the “Conversion Proposal”), subject to certain limitations in the Certificate of Designations (the “Certificate of Designations”) establishing the rights and preferences of the Series A Preferred Shares (together with the Capitalization Proposal, the “Proposals”).

In connection with the Private Placement, the Issuer launched a cash tender offer (the “Tender Offer”) for not less than $250,000,000 and up to $300,000,000 aggregate principal amount of the Issuer’s existing 6.375% Senior Notes due 2022 (the “Notes”).  The Closing of the Private Placement is conditioned upon, among other things: (i) Raging Capital tendering into the Tender Offer 100% of the Notes held by Raging Capital and its affiliates, (ii) a minimum of $250,000,000 in aggregate principal amount of the Notes being tendered in the Tender Offer (or such condition being waived by each Investor) (the “Minimum Tender Condition”), (iii) the satisfaction of all other conditions to the Tender Offer (with any waiver of such conditions by the Issuer subject to the written consent of each Investor), (iv) the closing of a $100,000,000 term loan facility between the Issuer and the Investors, (v) the closing of a $100,000,000 revolving credit facility between the Issuer and the Investors and (vi) simultaneously or substantially concurrently with the Closing, the redemption of all of the Notes that are tendered into the Tender Offer.

Additionally, pursuant to the Purchase Agreement, the Issuer must (i) commence and complete within six (6) months following the Closing Date an equity rights offering (the “Equity Rights Offering”, and together with the Private Placement and the Tender Offer, the “Recapitalization Transactions”) for shares of Class A Common Stock and (ii) no later than one (1) business day following consummation of the Equity Rights Offering, use the proceeds of the Equity Rights Offering to redeem the Series A Preferred Shares held by the Investors in an aggregate amount equal to the lesser of (a) 100% of the proceeds of the Equity Rights Offering and (B) $15,000,000.  Pursuant to the Purchase Agreement, at the Closing, the Issuer and GulfMark Americas, Inc., as co-borrowers, will enter into both (i) a term loan agreement, pursuant to which the lenders party thereto will provide term loans in the amount of $100,000,000, and (ii) a revolving credit facility, pursuant to which the revolving lenders party thereto will provide revolving loans not to exceed $100,000,000 outstanding at any time.

The foregoing description of the Purchase Agreement, the Proposals, the Series A Preferred Stock, the Certificate of Designations, the Tender Offer and the Recapitalization Transactions does not purport to be complete and is qualified in its entirety by reference to the Form 8-K filed by the Issuer on November 23, 2016 disclosing the foregoing.

Voting Agreement

On November 23, 2016, the Issuer entered into a Voting Agreement (the “Voting Agreement”) with Raging Capital and the other parties signatory thereto pursuant to which Raging Capital has agreed to, among other things, vote (or cause to be voted), or deliver an irrevocable written consent covering, all shares (“Covered Shares”) of voting capital stock and any securities convertible into voting capital stock owned by Raging Capital: (i) in favor of the approval of the Proposals and the Recapitalization Transactions and the adoption of the documents and agreements to be executed in connection with the Recapitalization Transactions (the “Definitive Documents”), (ii) against any action, proposal, transaction or agreement that would reasonably be expected to result in the failure to obtain stockholder approval of the Proposals or breach of the Definitive Documents, and (iii) against any action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the meeting of the stockholders of the Issuer to be held for the purpose of voting on the Proposals, the Recapitalization Transactions or the adoption of the Definitive Documents or any of the other transactions contemplated thereby. Additionally, Raging Capital agreed not to sell, transfer or otherwise dispose of any of its Covered Shares, subject to certain exceptions.

The Voting Agreement will terminate upon the earlier to occur of (i) the later of (a) stockholder approval of the Proposals, (b) the consummation of all of the Recapitalization Transactions and (c) the completion of the date on which all issued and outstanding Series A Preferred Stock is converted or redeemed in accordance with the Certificate of Designation, (ii) the date of termination of each of the Definitive Documents in accordance with their respective terms, and (iii) the date that is the three (3) year anniversary of the Closing; provided, however, that the restrictions on Raging Capital’s ability to sell, transfer or otherwise dispose of its Covered Shares will terminate upon the earlier to occur of (i) the later of (a) stockholder approval of the Proposals and (b) the consummation of all of the Recapitalization Transactions, (ii) the completion of the third special meeting of the stockholders of the Issuer held for the purpose of approving the Proposals and (iii) the date that is the three (3) year anniversary of the Closing.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is referenced as an exhibit hereto and is incorporated herein by reference.

Tender Support Agreement

On November 23, 2016, the Issuer entered into a Support Agreement (the “Tender Support Agreement”) with Raging Capital regarding the Tender Offer, pursuant to which Raging Capital has agreed to, among other things: (i) tender 100% of the Notes held by Raging Capital and affiliates in the Tender Offer and (ii) fully subscribe for an amount of Class A Common Shares equal to its initial pro rata allocation of Class A Common Shares available for purchase in the Equity Rights Offering.  Additionally, pursuant to the terms of the Tender Support Agreement, Raging Capital has agreed not to sell, transfer or otherwise dispose of (i) subject to certain exceptions, any Notes owned by Raging Capital and (ii) any rights of Raging Capital in connection with the Equity Rights Offering.

Raging Capital has also agreed that it will not, and will not authorize, permit or cause its affiliates and its and their respective officers, directors, employees, partners, members, controlling persons, agents, advisors and other representatives to, directly or indirectly, take any action to solicit, encourage, facilitate, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any person or facilitate, any inquiries or submission of proposals or offers from any person (other than each Investor and its respective affiliates) concerning any Acquisition Transaction (as defined in the Tender Support Agreement), or resolve, agree or propose to take any such action.

 The rights and obligations of the Issuer and Raging Capital will terminate on the earliest of: (i) November 24, 2016, if the Tender Offer has not commenced by such date, (ii) forty-five (45) days after the commencement of the Tender Offer if the conditions set forth in the definitive documents regarding the Tender Offer are not satisfied or waived by such date, as applicable, unless the Tender Offer has been extended by the Issuer, in which case the forty-five (45) day period shall be extended to allow for the consummation of the Tender Offer within such extended period of time, and (iii) the Issuer providing notice to Raging Capital in writing that it has determined that it will not proceed with, or has determined to terminate the Tender Offer, or that it has modified the terms of the definitive documents regarding the Tender Offer in a way that will materially adversely affect Raging Capital in a manner that is disproportionate to the other holders of Notes participating in the Tender Offer without the prior written consent of Raging Capital.

The Issuer and Raging Capital also agreed that for the next three (3) years, William Martin shall have the right to remain a member of the Issuer’s board of directors; provided, however, that this right shall terminate in the event that Raging Capital and its affiliates cease to beneficially own in the aggregate 10% or more of the issued and outstanding shares of Class A Common Stock.  In the event that a vacancy is created at any time as a result of death, disability, retirement, or resignation of Mr. Martin, Raging Capital shall have the right to designate and appoint another person to be a member of the Issuer’s board of directors by providing written notice thereof to the Issuer.

The foregoing description of the Tender Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Support Agreement, a copy of which is referenced as an exhibit hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 26,996,968 Shares outstanding as of November 8, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

As of the close of business on the date hereof, each of Raging Capital and William C. Martin may be deemed to beneficially own the 5,113,155 Shares, constituting approximately 18.9% of the Shares outstanding, held by the Raging Funds by virtue of their relationships with the Raging Funds discussed in further detail in Item 2.

As of the close of business on the date hereof, William C. Martin directly owned 20,000 Shares, which, together with the 5,113,155 Shares held by the Raging Funds that Mr. Martin may also be deemed to beneficially own, constitutes approximately 19.0% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.  Without limiting the foregoing sentence, the Raging Funds specifically disclaim beneficial ownership of the securities of the Issuer held by them by virtue of their inability to vote or dispose of such securities as a result of the IMA.

(b)           Raging Capital and William C. Martin may be deemed to share the power to vote and dispose of the Shares held by the Raging Funds.

William C. Martin has the sole power to vote and dispose of the Shares he directly owns.

(c)           There were no transactions in the Shares by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Voting Agreement and Tender Support Agreement (as defined and described in Item 4).

Raging Capital Master Fund Ltd., an affiliate of Raging Capital, owns $85,179,000 principal amount of the Notes.

On November 28, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description

99.1	Joint Filing Agreement by and between Raging Capital Management, LLC and William C. Martin, dated November 28, 2016.

99.2
Voting Agreement dated November 23, 2016 by and among GulfMark Offshore, Inc., Raging Capital Management, LLC and the other parties signatory thereto (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by GulfMark Offshore, Inc. on November 23, 2016).

99.3
Tender Support Agreement dated November 23, 2016 by and between GulfMark Offshore, Inc. and Raging Capital Management, LLC (incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by GulfMark Offshore, Inc. on November 23, 2016).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2016	Raging Capital Management, LLC

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

SCHEDULE A

Executive Officers of Raging Capital Management, LLC

Name and Position	Present Principal Occupation	Business Address
William C. Martin, Chairman, Chief Investment Officer and Managing Member	Chairman, Chief Investment Officer and Managing Member of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue, P.O. Box 228 Rocky Hill, New Jersey 08553
Frederick C. Wasch, Chief Financial Officer	Chief Financial Officer of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue, P.O. Box 228 Rocky Hill, New Jersey 08553